Exhibit 99.1

Tims China Announces Issuance of Senior Secured Convertible Notes and

Amendment to existing Convertible Notes

SHANGHAI and NEW YORK, October 31, 2025 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive master franchisee of Tim Hortons restaurants in China (“Tims China” or the “Company”), today announced that it has entered into a definitive agreement for the issuance of Senior Secured Convertible Notes. Additionally, THCH announced amendments to its existing 2024 unsecured convertible notes.

Transaction Overview

Tims China has entered into agreements providing for the issuance of senior secured convertible notes due September 2029 (“New Secured Notes”) in an aggregate principal amount of approximately US$89.9 million. The Company will use part of the proceeds from the issuance of the New Secured Notes for the repurchase of all outstanding amount due under its variable rate convertible senior notes due 2026.

The New Secured Notes will be convertible directly into newly issued ordinary shares of Tims China at a price equal to 110% of the five-day volume-weighted average share price (“VWAP”) prior to signing. The New Secured Notes are secured by a pledge of 100% of the shares of TH Hong Kong International Limited and an all-asset debenture of Tims China.

Concurrently, Tim Hortons Restaurants International GmbH (“THRI”) and Cartesian Capital Group have agreed to extend the maturity of their 2024 unsecured convertible notes from June 2027 to September 2029, with the conversion price reset to align with the New Secured Notes.

The transaction has been approved by the board of directors of the Company and is expected to close in the fourth quarter of 2025, subject to customary closing conditions, including required regulatory approvals in China.

Additional Information

Further details of these transactions will be provided in a Form 6-K to be filed with the U.S. Securities and Exchange Commission (SEC) and available on the SEC’s website by October 31, 2025.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons restaurants in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International GmbH, a subsidiary of Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com